UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re: SYNGENTA AG

Disclosure:	“Syngenta Annual General Meeting”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Leandro Conti Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Bastien Musy Switzerland +41 61 323 1910 USA +1 202 737 6520

Basel, Switzerland, April 26, 2016

Syngenta Annual General Meeting

At the Annual General Meeting of Syngenta AG held on April 26, 2016, the 1337 shareholders representing 50.68% of the total shares approved all the motions proposed by the Board of Directors.

The shareholders approved motions including an ordinary dividend of CHF 11.00 per share and a special dividend of CHF 5.00 per share, the latter contingent upon the public tender offer by CNAC Saturn (NL) B.V., an indirect subsidiary of China National Chemical Corporation, becoming unconditional.

All members of the Board of Directors were re-elected for a term of one year, with the exception of Jacques Vincent, who has reached the statutory age limit and is retiring. Michel Demaré was re-elected as Chairman of the Board of Directors.

In his speech Michel Demaré commented on the ChemChina offer: “I firmly believe that this is a transaction truly in the interests of all stakeholders. First of all, Syngenta will remain Syngenta. We will continue to be headquartered in Basel and be a science-based company focused on innovation. We will maintain the highest standards of corporate governance, ethics and reporting, and we will have an owner that will invest in the business with a long-term vision, providing us with the stability required for a company with such a long investment horizon. We will therefore be in an excellent position to offer growers continued choice for many years ahead.”

“The price of $465 per share plus a special dividend of 5 Swiss francs reflects not just past performance, but also some of the future potential of the company and is thus full and fair. The Board recommends that you tender your shares in the offer, which opened on March 23, 2016.”

Note for editors:

The speech of the Chairman, the presentation of the CEO, images and other information concerning the Annual General Meeting can be found at http://www.agm-2016.syngenta.com.

Syngenta – April 26, 2016 / Page 1 of 2

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Additional information and where to find it

This release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell company securities.  The solicitation and offer to buy company securities will only be made pursuant to the Swiss offer prospectus and the Offer to Purchase and other documents relating to the U.S. offer that have been filed with the U.S. Securities and Exchange Commission ("SEC").  Investors and security holders are urged to carefully read the tender offer statement on Schedule TO filed by CNAC Saturn (NL) B.V. and China National Chemical Corporation with the SEC and the solicitation/recommendation statement on Schedule 14D-9 with respect to the U.S. offer filed by the company with the SEC, since these materials contain important information, including the terms and conditions of the offer. Investors and security holders may obtain a free copy of these materials and other documents filed by CNAC Saturn (NL) B.V., China National Chemical Corporation and the company with the SEC at the website maintained by the SEC at www.sec.gov.  Investors and security holders may also obtain free copies of the solicitation/recommendation statement and other documents filed with the SEC by the company at www.syngenta.com.

Cautionary statement regarding forward-looking statements

Some of the statements contained in this release are forward-looking statements, including statements regarding the expected consummation of the Swiss and U.S. public tender offers, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the offers, such as regulatory approval for the transaction and the tender of at least 67% of the outstanding shares of the company, the possibility that the transaction will not be completed and other risks and uncertainties discussed in the company’s public filings with the SEC, including the “risk factors” section of the company’s form 20-F filed on February 11, 2016, as well as the tender offer documents filed by the offeror and the solicitation/recommendation statement filed by the company. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any future statements.  These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. CNAC Saturn (NL) B.V., China National Chemical Corporation and the company disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this release or otherwise.

Syngenta – April 26, 2016 / Page 2 of 2

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	April 26, 2016	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

By:	/s/ Dr. Tobias Meili
	Name:	Dr. Tobias Meili
	Title:	Head Corporate Legal Affairs